UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

USA COMPRESSION PARTNERS, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

90290N109
(CUSIP Number)

H. Steven Walton Frederic Dorwart, Lawyers PLLC 124 East Fourth Street Tulsa, Oklahoma 74103 (918) 583-9922
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON
Argonaut Private Equity, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,945,536.003

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,945,536.003

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,945,536.003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.16%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSON
Don P. Millican

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,945,536.003

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,945,536.003

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,945,536.003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.16%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSON
Frederic Dorwart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,425

	8	SHARED VOTING POWER
1,945,536.003

	9	SOLE DISPOSITIVE POWER
7,425

	10	SHARED DISPOSITIVE POWER
1,945,536.003

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,952,961.003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.17%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSON
Ken Kinnear

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,970

	8	SHARED VOTING POWER
1,945,536.003

	9	SOLE DISPOSITIVE POWER
2,970

	10	SHARED DISPOSITIVE POWER
1,945,536.003

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,948,506.003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.17%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSON
George B. Kaiser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,425

	8	SHARED VOTING POWER
1,945,536.003

	9	SOLE DISPOSITIVE POWER
7,425

	10	SHARED DISPOSITIVE POWER
1,945,536.003

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,952,961.003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.17%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSON
Robert Waldo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,142.761

	8	SHARED VOTING POWER
1,945,536.003

	9	SOLE DISPOSITIVE POWER
12,142.761

	10	SHARED DISPOSITIVE POWER
1,945,536.003

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,957,678.764

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer

Item 1 is hereby amended by deleting Item 1 of the Initial 13D in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on September 6, 2013 by the Reporting Persons (defined below) with respect to the common units (the “Common Units”), of USA Compression Partners, LP (the “Issuer” or the “Company”), amended on May 29, 2014 (“Amendment No. 1”), amended on May 29, 2017 (“Amendment No. 2”), and amended on May 25, 2018 (“Amendment No. 3”) is hereby amended by this Amendment No. 4 to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.  The principal executive office address of the Issuer is 100 Congress Avenue, Suite 450, Austin, Texas 78701.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of Amendment No. 3 in its entirety and replacing it with the following:

•
As of the date hereof, Argonaut owns 1,945,536.003Common Units. Argonaut’s consideration for 6,615,766 of the Common Units was the sale of certain assets of S&R Compression, LLC (“S&R”) as described in Item 4, and additional Common Units were acquired pursuant to the Issuer’s Distribution Reinvestment Plan and through open market transactions.

•	As of the date hereof, Mr. Millican owns 0 Common Units. Mr. Millican’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4.

•	As of the date hereof, Mr. Dorwart owns 7,425 Common Units. Mr. Dorwart’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4.

•	As of the date hereof, Mr. Kinnear owns 2,970 Common Units. Mr. Kinnear’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4.

•	As of the date hereof, Mr. Kaiser owns 7,425 Common Units. Mr. Kaiser’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4.

•
As of the date hereof, Mr. Waldo owns 12,142.761 Common Units. Mr. Waldo’s consideration for 7,425 of the Common Units was the sale of certain assets of S&R as described in Item 4, and additional Common Units were acquired pursuant to the Issuer’s Distribution Reinvestment Plan.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of Amendment No. 3 in its entirety and replacing it with the following:

(a) and (b)   As of August 3, 2018, there were 89,953,619 Common Units outstanding based on the information contained in the Issuer’s Form 10-Q filed on August 7, 2018 and information subsequently disclosed.

As of the date hereof, Argonaut directly owns 1,945,536.003 Common Units (approximately 2.16%).

As of the date hereof, Mr. Millican directly owns 0 Common Units (0%). As the manager of Argonaut, Mr. Millican is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 1,945,536.003 Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 0 Common Units directly owned by Mr. Millican. As of the date hereof, Mr. Millican may be deemed the beneficial owner of 1,945,536.003 Common Units (approximately 2.16% of the Common Units outstanding).

As of the date hereof, Mr. Dorwart directly owns 7,425 Common Units (approximately 0.01%). As the manager of Argonaut, Mr. Dorwart is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 1,945,536.003 Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 7,425 Common Units directly owned by Mr. Dorwart. As of the date hereof, Mr. Dorwart may be deemed the beneficial owner of 1,945,536.003 Common Units (approximately 2.17% of the Common Units outstanding).

As of the date hereof, Mr. Kinnear directly owns 2,970 Common Units (approximately 0.00%). As the manager of Argonaut, Mr. Kinnear is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 1,945,536.003 Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 2,970 Common Units directly owned by Mr. Kinnear. As of the date hereof, Mr. Kinnear may be deemed the beneficial owner of 1,945,536.003 Common Units (approximately 2.16% of the Common Units outstanding).

As of the date hereof, Mr. Kaiser directly owns 7,425 Common Units (approximately 0.01%). As the manager of Argonaut, Mr. Kaiser is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 1,945,536.003 Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 7,425 Common Units directly owned by Mr. Kaiser. As of the date hereof, Mr. Kaiser may be deemed the beneficial owner of 1,945,536.003 Common Units (approximately 2.17% of the Common Units outstanding).

As of the date hereof, Mr. Waldo directly owns 12,142.761 Common Units (approximately 0.01%). As the manager of Argonaut, Mr. Waldo is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 1,945,536.003 Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 12,142.761 Common Units directly owned by Mr. Waldo. As of the date hereof, Mr. Waldo may be deemed the beneficial owner of 1,945,536.003 Common Units (approximately 2.18% of the Common Units outstanding).

(c)

Argonaut:
Since the Amendment No. 3 filing, Argonaut has sold the following Common Units of the Issuer on the open market:

Date	Quantity	Average Price per Unit (ex. commissions and fees)	Total Price
5/21/2018	3,800.0000	18.3153	69,598.14
5/21/2018	5,699.0000	18.3	104,291.70
5/22/2018	2,601.0000	18.25	47,468.25
5/22/2018	6,447.0000	18.4151	118,722.15
5/23/2018	3,600.0000	18.2619	65,742.84
5/29/2018	900.0000	18.2167	16,395.03
5/30/2018	15,000.0000	18.4675	277,012.50
5/31/2018	10,000.0000	18.5079	185,079.00
5/31/2018	10,000.0000	18.5511	185,511.00
5/31/2018	7,532.0000	18.5883	140,007.08
6/1/2018	15,000.0000	18.5289	277,933.50
6/1/2018	15,000.0000	18.567	278,505.00
6/1/2018	1,494.0000	18.5513	27,715.64
6/1/2018	105,000.0000	18.5238	1,944,999.00
6/4/2018	1,000.0000	18.561	18,561.00
6/4/2018	40,000.0000	18.4	736,000.00

6/5/2018	10,000.0000	18.4151	184,151.00
6/5/2018	1,100.0000	18.4018	20,241.98
6/5/2018	50,000.0000	18.4	920,000.00
6/6/2018	55,000.0000	18.35	1,009,250.00
6/6/2018	400.0000	18.4025	7,361.00
6/7/2018	1,200.0000	18.4	22,080.00
6/8/2018	100.0000	18.41	1,841.00
6/8/2018	100,000.0000	18.35	1,835,000.00
6/11/2018	100,000.0000	18.325	1,832,500.00
6/11/2018	3,574.0000	18.4091	65,794.12
6/12/2018	600.0000	18.4	11,040.00
8/7/2018	3,800.0000	17.3634	65,980.92
8/8/2018	11,200.0000	17.4132	195,027.84
8/8/2018	10,066.0000	17.4531	175,682.90
8/8/2018	160,000.0000	17.4075	2,785,200.00
8/9/2018	82,000.0000	17.3175	1,420,035.00
8/10/2018	1,824.0000	17.4007	31,738.88
8/10/2018	51,000.0000	17.3377	884,222.70
8/13/2018	400.0000	17.4025	6,961.00
8/13/2018	1,000.0000	17.324	17,324.00
8/14/2018	9,250.0000	17.2611	159,665.18
8/17/2018	790,840.0000	17.2595	13,649,502.98
8/17/2018	2,710.0000	17.4048	47,167.01
8/20/2018	20,000.0000	17.5884	351,768.00
8/20/2018	20,000.0000	17.5153	350,306.00
8/20/2018	59,100.0000	17.5098	1,034,829.18
8/20/2018	6,006.0000	17.5137	105,187.28
8/21/2018	10,368.0000	17.5347	181,799.77
8/21/2018	40,900.0000	17.5037	715,901.33
8/22/2018	3,626.0000	17.5006	63,457.18
8/22/2018	56,300.0000	17.4739	983,780.57
8/22/2018	400.0000	17.5025	7,001.00
8/23/2018	150,000.0000	17.4557	2,618,355.00
8/23/2018	13,268.0000	17.5115	232,342.58
8/24/2018	3,000,000.0000	17.45	52,350,000.00
8/24/2018	6,332.0000	17.6642	111,849.71
8/24/2018	20,000.0000	17.6642	353,284.00
8/24/2018	45,022.0000	17.4547	785,845.50
8/24/2018	10,932.0000	17.6642	193,105.03

Upon request, the reporting person will provide the SEC with full information regarding the Common Units sold. The price per unit disclosed does not include the broker commission.

(d)	Not Applicable.

(e)
As of the close of business on August 24, 2018, Argonaut and Messrs. Millican, Dorwart, Kinnear, Kaiser, and Waldo ceased to beneficially own more than 5% of the Issuer’s Common Units, and as such, as of the close of business on August 24, 2018 all Reporting Persons ceased to be members of the group.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement filed with Amendment No. 3 and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2018

ARGONAUT PRIVATE EQUITY, L.L.C.

/s/ Frederic Dorwart	/s/ Frederic Dorwart
Frederic Dorwart, Manager	FREDERIC DORWART, Individually

/s/ George B. Kaiser	/s/ Ken Kinnear
GEORGE B. KAISER, Individually	KEN KINNEAR, Individually

/s/ Don P. Millican	/s/ Robert Waldo
DON P. MILLICAN, Individually	ROBERT WALDO, Individually